UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report on Form 6-K

On December 24, 2018, Orbotech Ltd. (the “Company”) acquired all of the joint venture interests it did not previously own in Frontline P.C.B. Solutions Limited Partnership (“Frontline”), the Company’s joint venture engaged primarily in computer-aided manufacturing and archiving processes for bare printed circuit board fabrication. As a result, Frontline has become a wholly-owned subsidiary of the Company.

The Company used $85 million in cash on hand to pay for the acquisition and will pay an additional $10 million in cash over four years plus an earn out of not less than $5 million and up to $20 million. The earn out amount will be based on revenues from a Frontline product currently under development.

The agreements related to this acquisition provide for a perpetual royalty free nonexclusive license of existing intellectual property developed by Frontline to the Company’s former joint venture partner and its affiliates. Such license will have certain limits on the former joint venture partner’s ability to sublicense or otherwise transfer the intellectual property and its ability to use it for the first three years following the acquisition in Frontline’s core business. Also during this three year period, such license will provide exclusive use to the former joint venture partner and its affiliates with respect to certain areas outside of the Company’s and Frontline’s core business, after which time the license will become nonexclusive. These license arrangements are subject to applicable law.

The agreements related to the acquisition contain other covenants of the parties customary in transactions of this type, certain limited representations and warranties, as well as terms for indemnification in the event of a breach of such representations, warranties and covenants.

Prior to this acquisition, the Company’s 50% interest in Frontline was presented as “Equity method investee”. Following this transaction, the Company will consolidate Frontline’s financial statements as of the date control is obtained, which was December 24, 2018. This transaction will be accounted for under the “Step Acquisition” method of accounting pursuant to which the Company will remeasure the previously held equity interest in Frontline to fair value and recognize the difference between the fair value and carrying value as a gain in the income statement. The Company expects to record a significant pre-tax gain (in the range of $80 million to $105 million, subject to completion of the purchase price allocation valuation work) as a result of this remeasurement. The foregoing estimates are preliminary and subject to change when the formal valuation work is finalized in connection with the remeasurement. The differences that may occur between these preliminary estimates and the final remeasurement may be material.

About Orbotech Ltd.

Orbotech is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

On March 18, 2018, KLA-Tencor Corporation (“KLA-Tencor”), Tiburon Merger Sub Technologies Ltd., an indirect subsidiary of KLA-Tencor (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger in connection with the merger of Merger Sub with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of KLA-Tencor. The proposed transaction has not yet been completed and remains subject to regulatory approval in China. Attached as Exhibit 99.1 to this Form 6-K is KLA-Tencor and the Company’s joint press release dated December 24, 2018, and incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, including the expected benefits, synergies and costs of Orbotech’s acquisition of the outstanding ownership interests in Frontline, the previously announced acquisition of Orbotech by KLA-Tencor, the manner in which the parties plan to effect the transaction, including the share repurchase program being contemplated by KLA-Tencor, KLA-Tencor’s ability to raise additional capital necessary to complete the repurchase program within the time frame expected, the expected benefits, synergies and costs of the acquisition of Orbotech by KLA-Tencor, management plans relating to the transaction, the expected timing of the completion of the transaction, the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory approvals, the plans, strategies and objectives of management for future operations, product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas, the potential future financial impact of the transaction, and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the foregoing items as well as the possibility that expected benefits of the transaction may not materialize as expected, that the transaction may not be timely completed, if at all, that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions, the risk that Orbotech may not achieve its revenue expectations within and for 2018 (including, without limitation, due to shifting move-in dates), cyclicality in the industries in which the Orbotech operates, Orbotech’s supply chain management and production capacity, order cancelation (often without penalty), timing and occurrence of product acceptance (Orbotech defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix within and among divisions, which may be amplified by cyclicality and overall investment in electronics manufacturing facilities, worldwide economic conditions generally, especially in the industries in which Orbotech operates, the timing and strength of product and service offerings by Orbotech and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the United Kingdom’s prospective withdrawal from the European Union (known as “Brexit”) and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smart mobile devices, automotive electronics, flexible applications and devices, augmented reality/virtual reality and wearable devices, high-performance computing, liquid crystal display and organic light emitting diode screens and other sophisticated devices, Orbotech’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the best judgment tax assessment issued by the Israel Tax Authority with respect to the audit of tax years 2012-2014 in Israel and the related criminal investigation, Orbotech’s ability to achieve strategic initiatives, including related to its acquisition strategy, Orbotech’s debt and corporate financing activities; impact of the favorable resolution of the litigation in Korea and the timing, final outcome and impact of the criminal investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including Orbotech’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

The foregoing information should be read in connection with Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent filings with the Securities and Exchange Commission. Orbotech is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit #	Description

99.1	Joint Press Release dated December 24, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and
Chief Financial Officer

Date: December 26, 2018